SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

AKEBIA THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $.00001 par value
(Title of Class of Securities)

00972D105
(CUSIP NUMBER)

Paul E. Rehm
19 Old Kings Highway S, Suite 200
Darien, CT 06820
(203) 404-1172
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00972D105	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,575,211
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,575,211
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,575,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00972D105	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmot B. Harkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,575,211
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,575,211
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,575,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00972D105	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,575,211
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,575,211
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,575,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company (“Nantahala”), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the “Reporting Persons”), relating to Common Stock, $.00001 par value (the “Common Stock”), of Akebia Therapeutics, Inc., a Delaware corporation (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer purchased by Nantahala through the accounts of certain private funds and managed accounts (collectively, the “Nantahala Investors”). Nantahala serves as the investment adviser to the Nantahala Investors and may direct the vote and dispose of the 5,575,211 shares of Common Stock held by the Nantahala Investors. As the principals of Nantahala, Mr. Harkey and Mr. Mack may direct the vote and disposition of the 5,575,211 shares of Common Stock held by the Nantahala Investors.

The Reporting Persons previously filed a Schedule 13G with respect to the Common Stock of the Issuer as most recently amended with the Securities Exchange Commission on February 14, 2018 reporting that the Reporting Persons beneficially owned less than 5% of the issued and outstanding shares of Common Stock of the Issuer.

Item 1.	Security and Issuer

Securities acquired: Common Stock, $.00001 par value (the “Common Stock”).

Issuer:	Akebia Therapeutics, Inc.
245 First Street
Suite 1100
Cambridge, MA 02142

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by Nantahala, Mr. Harkey and Mr. Mack. Because Nantahala is the investment adviser to the Nantahala Investors and Mr. Harkey and Mr. Mack are the principals and managing members of Nantahala, the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the Nantahala Investors. The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. In addition, Qianqian Zhong is the Chief Financial Officer and Paul Rehm is the Chief Operating Officer and Chief Compliance Officer (each of Ms. Zhong and Mr. Rehm, an “Other Officer” and collectively, the “Other Officers”) of Nantahala.

(b) The principal place of business for each of the Reporting Persons is 19 Old Kings Highway S, Suite 200, Darien, CT 06820.

(c) The principal occupation of Mr. Harkey is serving as a principal of Nantahala. The principal occupation of Mr. Mack is serving as a principal of Nantahala. The principal business of Nantahala is acting as the investment adviser to the Nantahala Investors.

(d) During the last five years, none of the Reporting Persons or Other Officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or Other Officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Nantahala is organized under the laws of the State of Massachusetts. Mr. Harkey is a citizen of the United States of America. Mr. Mack is a citizen of the United States of America. Ms. Zhong is a citizen of China. Mr. Rehm is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of September 26, 2018, the Nantahala Investors had invested $53,476,886 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Nantahala Investors. The shares of common stock are held in margin accounts with Goldman, Sachs & Co, Citigroup Global Markets Inc., and Morgan Stanley.

Item 4.	Purpose of the Transaction

The Reporting Persons purchased the Common Stock for the Nantahala Investors based on the Reporting Persons’ belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock at prices that would make the purchase or sale of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On June 28, 2018, the Issuer and Keryx Biopharmaceuticals, Inc. announced a proposed merger of equals. The Issuer has been delayed in filing a proxy statement that lays out pertinent details of the transaction. The Reporting Persons believe the merger significantly undervalues the Issuer relative to Keryx Biopharmaceuticals, Inc., and plan to vote against the merger.

The Reporting Persons may engage in discussions with the Issuer’s management and the board of directors of the Issuer (the “Board”) and other shareholders and interested parties regarding the composition of the Board senior management team as well as means to enhance shareholder value, including capital allocation, operational improvements and strategic alternatives.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)       The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 57,045,085 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of July 31, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2018.

Nantahala, as the investment adviser of the Nantahala Investors, may be deemed to beneficially own the 5,575,211 shares of Common Stock held by the Nantahala Investors, representing approximately 9.8% of the issued and outstanding shares of Common Stock of the Issuer. This amount includes 4,724,211 shares of Common Stock and 851,000 shares of Common Stock receivable upon exercise of presently exercisable exchange-traded options described in Item 6.

In addition, Mr. Harkey and Mr. Mack, as principals of Nantahala, the investment adviser of the Nantahala Investors, may also be deemed to beneficially own the 5,575,211 shares of Common Stock beneficially owned by the Nantahala Investors, representing approximately 9.8% of the issued and outstanding shares of Common Stock of the Issuer.

This report shall not be deemed an admission that any of Nantahala, Mr. Harkey or Mr. Mack is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Neither Other Officer beneficially owns any shares of Common Stock of the Issuer.

(b)       Nantahala, Mr. Harkey and Mr. Mack have the shared power to vote and dispose of the Common Stock held by the Nantahala Investors reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Nantahala, Mr. Harkey or Mr. Mack is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 5,575,211 shares of Common Stock owned by the Nantahala Investors.

(c)       Annex A attached hereto lists all transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the shares of Common Stock were effected in the open market.

(d)       The Nantahala Investors hold the shares of Common Stock reported herein, which includes Nantahala Capital Partners SI, LP, which holds 6.7% of the issued and outstanding shares of Common Stock of the Issuer. No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons beneficially own (i) 4,370 exchange-traded options that are presently exercisable for 437,000 shares of Common Stock at a strike price of $12.50 that expire on October 18, 2018 and (ii) 4,140 exchange-traded options that are presently exercisable for 414,000 shares of Common Stock at a strike price of $12.50 that expire on November 19, 2018.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and between Nantahala, Mr. Harkey and Mr. Mack dated September 26, 2018.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2018

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Paul E. Rehm
Paul E. Rehm
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack

ANNEX A

Date	Buy/Sell	Shares	Price
8/7/2018	Buy	40,000	$9.99
8/8/2018	Buy	40,000	$9.83
9/4/2018	Buy	90,000	$8.04
9/6/2018	Buy	18,191	$7.92
9/7/2018	Buy	5,009	$7.87
9/10/2018	Buy	1,100	$7.70
9/10/2018	Buy	6,800	$7.86